UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of August 2006
Commission File Number 001-32461

PERU COPPER INC.
(Exact name of registrant as specified in its charter)
Suite 920
475 West Georgia Street
Vancouver, BC, Canada V6B 4M9
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peru Copper Inc.

Date: August 15, 2006	/s/ Eric Peitz

Eric Peitz
Chief Financial Officer

Exhibit Index
     The following documents (bearing the exhibit numbers listed below) are furnished herewith and made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit No.	Description

99.1	Press release, dated August 15, 2006, reporting second quarter financial results.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations, for the three and six months ended June 30, 2006.

99.3	Unaudited Interim Consolidated Financial Statements.

99.4	Form 52-109F2 Certifications of Interim Filings.